sappi	Sappi Limited

Corporate Accounting (Reg. no. 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel +27 (0)11 407 8111 Fax +27 (0)11 403 8854

Ms Jennifer Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

December 18, 2007

Form 20-F, for the fiscal year ended October 1, 2006, Filed December 15, 2006
Form 6-K, filed August 8, 2007
File No. 1-14872
Response to the Securities and Exchange Commission letter dated November 26, 2007

Dear Ms Thompson:

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), have set forth below the Company’s responses to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated November 26, 2007, with respect to the Company’s Form 20-F for the fiscal year ended October 1, 2006 and the Company’s Form 6-K, filed August 8, 2006.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the SEC staff comment letter.   We wish to take this opportunity to thank you for these very helpful comments.   We are always trying to improve our disclosure and your comments have identified a number of areas in which we can provide clearer disclosure.

Directors: E van As (Chairman), R J Boëttger (Chief Executive Officer), D C Brink, Prof M Feldberg (USA), J E Healey (USA), Dr D Konar,
H C Mamsch (Germany), Mr J D McKenzie, Mrs K R Osar (USA), Mrs B Radebe, Sir A N R Rudd (UK), Dr F A Sonn, M R Thompson
Secretaries: Sappi Management Services (Pty) Ltd (Reg. No. 1989/001134/07)

Comment No. 1

SEC Staff Comments

FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 1, 2006

Item 15A — Disclosure Controls and Procedures, page 126

1.
We note your response to our prior comment 6.  We continue to believe that your statement that your “chief executive officer and chief financial officer concluded that, as of the Evaluation Date, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission” may not clearly indicate to your readers if or how you considered whether this information is also accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We continue to believe that your conclusion concerning the effectiveness of your disclosure controls and procedures will be more clearly communicated to your readers by either concluding that disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is also accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, or by simply concluding that your disclosure controls and procedures were effective without providing any part of the definition of disclosure controls and procedures.

Company’s Response to Comment 1

We note the Staff comments and have, consistent with discussions between our legal counsel and one of your colleagues David Orlic, revised the wording of Item 15A in our 2007 Form 20-F (refer page 140), as set out below, to clarify that the entire definition of disclosure controls and procedures was taken into consideration.

ITEM 15.  CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

As of the end of the period covered by this report (the "Evaluation Date") Sappi’s management (with the participation of its Chief Executive Officer and Chief Financial Officer), conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of its disclosure controls and procedures.  Based on this evaluation, Sappi’s ~~chief executive officer~~ Chief Executive Officer and ~~chief financial officer~~ Chief Financial Officer concluded that, as of the Evaluation Date, such disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Sappi in the reports it files or submits under the Exchange Act is accumulated and communicated to Sappi’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure) were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, ~~summarised~~ summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Comment No. 2

SEC Staff Comments

Item 18 — Financial Statements

Group Cash Flow Statement, page F-5

We note your response to our prior comment 7 and have the following additional comments:

•
We read in your response that you are aware that for purposes of US GAAP, the SEC staff takes the view that such cash flows should be classified in operating cash flow because they are thought to relate to employee compensation. We assume from your response that you disagree with this view.  If our assumption is correct, please explain to us in more detail why you disagree with this view.  In this regard, it appears from your disclosures in Notes 28 and 29 to your financial statements that these defined benefit plans relate to post-employment pension schemes and post-employment plans that provide certain health care and life insurance benefits.  Do you not consider these contractual post-employment benefits to be a form of compensation to your employees?  If you withdrew these post-employment benefits, would you not need to offer another form of compensation in their place, such as higher salaries, to attract and retain quality employees?  Please explain to us how these post-employment benefits differ from compensation.

•
We note from your response that the defined benefit plans invest the money they receive from you in bonds and equity.  We assume that the defined benefit plans choose to invest the money they receive from you, rather than keeping it in a bank account, because such investments offer a higher rate of return on that money, thereby maximizing the amount of benefits that can be paid from your contributions.  We also assume that regardless of whether or how the defined benefit plans invest the money they receive from you, all assets of the defined benefit plans ultimately will be used to pay the defined benefits to your employees.  Please confirm our assumptions, or explain this matter to us in more detail.  Based on our assumptions, it appears to us that the substance of your payments to the defined benefit plans is to fund the payment of defined benefits to your employees, and it is unclear to us that the fact that there is a timing difference between when you make contributions to the plans and when the plans make payments to your employees, or the fact that the plans take advantage of that timing difference to invest the funds received from you until such time as those funds are needed to pay the benefits, changes the substance of your payments to the defined benefit plans.  If you disagree with our view on the substance of your payments to the defined benefit plans, please explain to us in detail why you disagree and what you believe to be the substance of these payments.

Company’s Response to Comment 2

We take note of the SEC Staff comments regarding the classification of payments to post employment benefit funds in cash retained from operating activities.  As mentioned in our letter of October 29, 2007, we noted the lack of authoritative guidance in IAS 7 (Cash Flow Statements), dealing with the treatment of payments of this nature, and we made a good faith judgment that these payments should be reflected as cash utilized in investing activities.

We are aware of the SEC Staff's guidance requiring all payments of this nature be disclosed as operating cash flows. We have also noted that an increasing number of companies, that report under IFRS have treated payments of this nature as operating cash flows. Consequently, it is our intention to reclassify these payments as operating cash flows. We believe that this should make it easier for investors to compare our results with those companies reporting using IFRS and other SEC filers.

We do not regard this reclassification as the correction of an error, absent authorative IFRS literature that addresses the issue, and therefore do not believe it appropriate to disclose this re-categorization as a restatement.

The disclosure that we included in our annual financial statements and 2007 Form 20-F (refer pages 100, F-5 and F-40) is as follows:-

2.7        Reclassification of amounts in cash flow statements

The group has reclassified an item in its previously reported consolidated cash flow statements for prior periods.  Contributions to post employment benefit funds, previously disclosed in cash utilized in investing activities, have now been disclosed in cash retained from operating activities. Although the treatment of the amount paid for post employment benefits was specifically identified in the prior consolidated cash flow statements, management believes, in the absence of definitive IFRS guidance, the reclassification is a preferable presentation.  In addition, it will make it easier for investors to compare our results with those of other companies and this would be in line with US generally accepted accounting practices.

The table below summarizes the impact of this reclassification. The reclassification has no impact on the group's income statement, balance sheet or the change in cash and cash equivalents reported for the years presented.

Year ended September 2006
(US$ million)

Cash retained from operating activities (previously reported)	228
Adjustment for reclassification of post employment benefits	(68)
Revised cash retained from operating activities	160

Cash utilized by investing activities (previously reported)	(355)
Adjustment for reclassification of post employment benefits	68
Revised cash utilized by investing activities	(287)

We discussed this presentation with you during our conference call on December 4, 2007. We understand that you subsequently communicated to our legal counsel in a telephone call on December 5, 2007 that the Staff would not object to the use of this reclassification language.

Comment No. 3

SEC Staff Comments

Note 2.2.15 – Property, Plant and Equipment, page F-25

3.
We note your response to the second bullet point of our prior comment 10.  Given your statement that vehicles, furniture and equipment form an insignificant portion of total plant and equipment, we do not object to your current presentation of classes of property, plant and equipment within Note 10. However, it is unclear to us that your current disclosures communicate to your readers that your vehicle, furniture and equipment are insignificant.  In light of your disclosures concerning vehicles, furniture and equipment within Note 2.2.15, please consider clarifying this matter to your readers in future filings.

Company’s Response to Comment 3

We amended our disclosure to clarify this for our readers in our 2007 Form 20-F on page F-50. The following footnote has been inserted in note 10 pertaining to Plant and equipment “Plant and equipment includes vehicles and furniture, the book value of which does not warrant disclosure in a separate class of assets.”

Comment No. 4

SEC Staff Comments

Note 2.2.19 — Taxation, page F-27

4.
We note your response to the second bullet point of our prior comment 11.  We read in your response that you review the net deferred tax position of each tax entity at the balance sheet date, and to the extent that the net position results in an asset, the recoverability of such asset is determined. To the extent that a net deferred tax asset is not recoverable in a particular tax entity, such amount is unrecognized. Please explain to us how this methodology for assessing the recoverability of deferred tax assets complies with lAS 12, particularly in light of the disclosure requirements of paragraph 81(g) of lAS 12, which appear to indicate that the IASB contemplated that you would assess recoverability at a level that would allow you to provide this disclosure.  Also tell us what consideration you gave to disclosing in more detail your methodology for assessing the recoverability of deferred tax assets, as it is not clear to us that your accounting policy at the top of page F-28 conveys that you assess this recoverability for the net deferred tax position of each tax entity.

Company’s Response to Comment 4

We note the Staff comments and have concluded, after performing a detailed analysis of the unrecognized deferred tax asset in each tax entity, that we are able to allocate the unrecognized deferred tax asset against the two specific material temporary differences to which it relates, i.e. assessed tax losses and other non-current liabilities.

In our 2007 Form 20-F (refer page F-53), we have disclosed the amount recognized in the balance sheet for each type of deferred tax asset as required by paragraph 81(g) (i) of IAS 12.

Comment No. 5

SEC Staff Comments

Note 7 - Earnings per Share, page F-49

5.
We note your response to our prior comment 16.  Please tell us how you would consider clarifying in future filings the meaning of the weighted average number of shares “in issue” during the year, as this matter may be unclear to your readers in light of your disclosures concerning “issued ordinary shares” in Note 18.  Please consider using language similar to that used in lAS 33.

Company’s Response to Comment 5

In order to clarify our usage of the term “in issue”, we have included in our accounting policies a definitions page where we defined the weighted average number of shares in issue in our 2007 Form 20-F (refer page F-9). This was defined as follows “The weighted average number of ordinary shares in issue during the period is the number of ordinary shares outstanding at the beginning of the period, adjusted by the number of ordinary shares bought back or issued during the period multiplied by a time-weighting factor”.

Comment No. 6

SEC Staff Comments

Note 11 - Plantations, page F-52

6.	We note your response to our prior comment 19 and have the following additional comments:

•
We read in your response that “directly manage” relates to plantations on land that you either own or lease from third parties.  However, we note that you have separately quantified the land that you own and the land that you manage on page F-53.  Based on this disclosure on page F-53, it appears that land that you directly manage is different from land that you own.  Please explain this matter to us in more detail.

•
We read in your response that “indirectly manage” relates to plantations on land held by independent commercial farmers, where you provide technical assistance in the form of advice on the growing and tendering of trees.  Please explain to us in more detail your relationship with these independent farmers.  In this regard, if your relationship solely consists of providing advice to the farmers, it is unclear to us why disclosure of the standing tons of timber on this land would be relevant to your readers.  Alternatively, if your relationship includes other elements, such as the right to cut timber on this land or a contractual or informal agreement that these farmers will sell their cut timber to you, please explain this to us in more detail.  If you have agreements to purchase timber from these independent farmers, also tell us what consideration you gave to disclosing these purchase agreements in your Commitments footnote in future filings.

•
We continue to believe that brief clarification in future filings of the nature of your directly and indirectly managed land would be useful to your readers, as it would provide context for your disclosures on page F-53 concerning the hectares of plantation and standing tons of timber, particularly as your managed land appears significant compared to your owned land.

Company’s Response to Comment 6

We own plantations on land we own, as well as on land that we lease. We disclose both of these as directly managed plantations.

With regard to indirectly managed plantations, we have several different types of agreements with over 9,900 different independent farmers. The agreement depends on the type and specific needs of the farmer and the areas planted. These agreements range in time from one to over twenty years.  In certain circumstances we provide loans to the farmers, which are disclosed as accounts receivable in the Group balance sheet (these loans are considered immaterial to the group). If Sappi provides seedlings, silviculture and/or technical assistance for free, the costs are expensed when incurred by the Group.

Sappi is not obliged to purchase the timber from the farmers if certain criteria are not met at the time of harvest. If we do purchase the timber, such purchase is at the prevailing market prices at that time.

We believe that it is relevant to the reader of our financial statements to include the standing tons of timber on this land as we indirectly benefit from these arrangements through potential access to additional timber, should such timber meet our requirements at the time.

We have clarified the above in our disclosure in our 2007 Form 20-F (refer page F-52).

Comment No. 7

SEC Staff Comments

Note 12 - Deferred Taxation, page F-53

7.
We note your response to our prior comment 20.  Since you indicate that you are disclosing the current and non-current portions of your deferred tax assets in response to paragraph 41 of SFAS 109, and since it remains unclear to us that such disclosures are permitted under IFRS, we believe that a more appropriate place for this disclosure would be within Note 35.  Please address this in future filings.

Company’s Response to Comment 7

We note your comment and have amended our disclosure in our 2007 Form 20-F, refer pages F-132, to include the split between the current and non-current portions of deferred tax within note 35, summary of differences between IFRS and US GAAP.

Comment No. 8

SEC Staff Comments

Note 30 - Share-Based Payment, page F-83

8.
We note your response to our prior comments 29 and 30, and we appreciate your efforts to clarify your stock compensation to your readers. We believe that stock options differ in several fundamental respects from grants of performance shares and other grants of stock, and due to those differences, we believe that certain information may need to be disclosed separately for stock options and grants of stock to assist your readers in understanding your stock compensation.  We also note that IFRS 2 and SFAS 123R acknowledge these fundamental differences by requiring different disclosure for stock options than are required for grants of other types of equity instruments.  Taken together with the other changes you have committed to make to this footnote, we believe that your investors will best be able to understand your stock compensation if you disclose separately in future filings the assumptions used to value your grants of options and the assumptions used to value your grants of performance shares, which are currently seen in your table at the top of page F-88.

Company’s Response to Comment 8

We take note of the Staff comments requesting that we disclose separately in our 2007 Form 20-F and future filings the assumptions used to value the grants of options and the assumptions used to value the grants of performance shares. This separate disclosure was not necessary in our fiscal 2007 filing, as no options were granted in fiscal 2007. All shares awarded in fiscal 2007 were performance shares, except for 35,000 restricted shares awarded to the Chief Executive Officer of Sappi Limited, details of which are included in Note 37 to our Group Annual Financial Statements in our 2007 filing.

Should any options be granted in future years, we will separately disclose the assumptions used to value such options.

Comment No. 9

SEC Staff Comments

Note 35 - Summary of Differences Between IFRS and US GAAP, page F-101

9.
We note your response to our prior comment 37.  Please explain to us in more detail how you accounted for this lease-leaseback transaction under US GAAP and tell us the accounting guidance upon which you are relying.  Also help us to better understand the substance of this transaction.  For example, do your sub-lease payments to the financial institution equal the financial institutions payments under its promissory notes?  Was your lease of the equipment to the financial institution a substantive lease?

Company’s Response to Comment 9

We note the staff’s request for a better understanding of the substance of this transaction. In order to provide this information, it would require significant time and effort due to the transaction originating in 1998 and the turnover of staff since that time. In light of the short remaining tenure and immaterial final settlement amount of this transaction, we respectfully believe that additional disclosure of the specifics of this arrangement is not warranted, which we agreed with you during our call on December 4, 2007.

The arrangement originated in 1998 and will come to an end in December 2007 (our fiscal 2008).  We initially recorded the asset (Plant and Equipment) and the related liability (Long Term Liability) under US GAAP as we regarded the lease as a finance lease.  Since the initial recording of the asset, we have been providing depreciation on the asset and reducing the liability as payments were being made.  In 2005 we recorded an impairment of the full value of the Usutu Mill (which included this asset).  As the impairment cannot be reversed under US GAAP, the asset remains at nil value.  The liability will be fully repaid in December 2007, the final capital settlement being approximately US$ 0.9 million, which is insignificant in relation to our total interest bearing borrowings of US$ 2,621 million.

The carrying amounts and related income statement impacts for fiscals 2005 to 2008 under US GAAP are set out below:

	2008	2007	2006	2005
	US$ millions
Balance sheet
Plant & Equipment	-	-	-	-
Long term liability	-	0.9	1.3	1.9

Income statement
Impairment	-	-	-	7.9
Depreciation	-	-	-	4.5
Finance costs	0.7	0.7	0.9	1.2

Comment No. 10

SEC Staff Comments

Reconciliation of Shareholders’ Equity to US GAAP, page F-109

10.
We note your response to our prior comment 40.  Please explain to us why the amount of the translation adjustment within other comprehensive income in your response differs from the amount seen in your detail of US GAAP comprehensive loss at the top of page F-110.

Company’s Response to Comment 10

The US GAAP Cumulative translation adjustment amounting to US$127 million in our response of October 29, 2007 was correct.

However, the foreign currency translation adjustment that was disclosed in Comprehensive loss and the Accumulated Other Comprehensive Income tables on page F-110 of our 2006 Form 20-F was inappropriately, aggregating the US GAAP Net (loss) for the period, a US GAAP based Additional Minimum Liability and an IFRS based foreign currency translation adjustment of US$35 million. Although this was mentioned in the subsequent table ‘Accumulated other comprehensive income balances (based on IFRS numbers)’ this might have been unclear to the reader of those tables.

In our 2007 Form 20-F we have decided to avoid any confusion by deleting  both the Other Comprehensive Income and Accumulated Other Comprehensive Income disclosure tables based on the SEC Staff’s guidance in the November 2004 International Issues Outline (FASB Statement 130 - Comprehensive Income). The SEC staff clarified in this Issues Outline that a statement of changes in equity prepared under IFRS in accordance with IAS 1 would meet the requirements of FAS 130. Our Group Statement of Recognized Income and Expense is prepared under IFRS in accordance with IAS 1.

Comment No. 11

SEC Staff Comments

FORM 6-K FILED AUGUST 8, 2007

11.
We note your response to our prior comment 44.  We read in your response that profit or loss is not specifically defined in lAS 7.  We note that the term “profit or loss” is used extensively in lAS 1 and lAS 33, and appears to have the same meaning as “net income” under US GAAP.  We also note that the example of the indirect method contained in Appendix A to lAS 7 adjusts profit before taxation to calculate operating cash flows, and we would not object to this presentation.  However, it remains unclear to us that it is appropriate to use operating profit as your measure of profit or loss in calculating your operating cash flows.  Please explain to us in more detail how you concluded that it was appropriate to adjust operating profit to calculate your operating cash flows under lAS 7 and lAS 34.

Company’s Response to Comment 11

We take note of the SEC Staff comment, and will, in future quarterly results announcements, adjust profit before tax to calculate operating cash flows.

If you would like to discuss any of the Company’s responses to the comments, please contact the undersigned.

Yours faithfully,

By:/s/ L.J. Newman
_________________________________
Mr. Laurence Newman
Group Financial Controller
Sappi Limited

Direct telephone number + 27 11 407 8079,   direct fax number + 27 11 403 8854
Copy to:

Craig Wilson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Mr. Roeloff Boëttger
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. Mark Thompson
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Paul Michalski, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
United States of America

Mr. Michael Comber
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa